EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Six Months Ended June 30, 2012
Earnings:
Income before income taxes	$1,904

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	26
Portion of rents representative of interest factor	41
Less:
Gain on equity investments	(4)
Income as adjusted	$1,967
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$26
Portion of rents representative of interest factor	41
Capitalized interest	1
Total Fixed Charges	$68
Ratio of earnings to fixed charges	28.9